COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

January 28, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)

Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on January 20, 2010 in connection with the registration statement filed December 2, 2009 by the above-referenced Registrant for certain of its series (each a “Fund” and collectively, the “Funds”). Summaries of these comments are set forth below, and each is followed by our response.

PROSPECTUS

Table of Contents

Comment 1:

On the Table of Contents page for each Fund prospectus, delete the two paragraphs under the heading “Columbia Management Group, LLC” that appear in the upper right column of the page.

Response 1:

This change will be made in the Registrant’s 485(b) filing.

Fees and Expenses of the Fund

Comment 2:

In each Fund’s fee and expense table, delete all footnotes to the table other than the following three footnotes, as applicable:

•	This charge decreases over time. See Choosing a Share Class – Sales Charges and Commissions for details.

•

This charge applies to investors who buy Class C shares and redeem them within one year of purchase, with certain limited exceptions. See Choosing a Share Class – Sales Charges and Commissions for details.

•	Other expenses have been restated to reflect contractual changes to the fees paid by the Fund.

Response 2:

The Registrant will delete the footnotes to the line items captioned “Management fees,” “Distribution and service (Rule 12b-1) fees” and “Total annual Fund operating expenses;” however, the Registrant will not delete the footnote relating to the maximum deferred sales charge imposed on Class A shares (or the similar footnotes relating to Class E and Class T shares). The Registrant believes that it is important for a potential investor contemplating the suitability of various share classes of a Fund to understand precisely when he will be subject to fees related to a particular share class. The Registrant notes further that Instruction 2(a)(i) to Item 3 of Form N-1A states that “[a] Fund may include in a footnote to the table . . . a narrative explanation of the sales charges (loads)…” The Registrant believes that the footnote at issue properly is a “narrative explanation” of the contingent deferred sales charge applicable to Class A shares of the Funds.

Comment 3:

In each Fund’s example of expenses, in the second lead-in sentence to the example, delete the following bullet points:

•	you pay the maximum applicable sales charge,

•	you reinvest all dividends and distributions in the Fund,

•	your Class B shares convert to Class A shares after you’ve owned them for eight years, and

Response 3:

These changes will be made in the Registrant’s 485(b) filing.

Comment 4:

In each Fund’s example of expenses, delete the paragraph immediately following the example and move the phrase “Your actual costs could be higher or lower” to the lead-in sentences prior to the example.

Response 4:

This change will be made in the Registrant’s 485(b) filing.

Principal Risks

Comment 5:

In each Fund’s “Principal Risks” section, delete the paragraph that appears at the end of the risk descriptions.

Response 5:

This change will be made in the Registrant’s 485(b) filing.

Performance Information

Comment 6:

For each Fund, delete the lead-in paragraphs to the Average Annual Total Return table, except that you may state that the Fund’s returns are compared to those of an appropriate broad-based securities market index.

Response 6:

These changes will be made in the Registrant’s 485(b) filing.

Comment 7:

In each Fund’s “Purchase and Sale of Fund Shares” section, delete the following sentences:

Once the Transfer Agent or your selling and/or servicing agent receives your order in “good form,” your purchase will be made at the next calculated public offering price per share, which is the net asset value (NAV) per share plus any sales charge that applies. In general, the Fund’s NAV is determined only on days when the New York Stock Exchange (NYSE) is open for regular trading.

Response 7:

These changes will be made in the Registrant’s 485(b) filing.

Comment 8:

In each Fund’s prospectus, rename the section entitled “Distributions and Related Taxes” so that it is entitled “Tax Information”.

Response 8:

This change will be made in the Registrant’s 485(b) filing.

Class/Fund-Specific Comments

Comment 9:

In each Class T prospectus, in the “Purchase and Sale of Fund Shares” section, delete the following sentences:

Once the Transfer Agent or your selling and/or servicing agent receives your order in “good form,” your purchase will be made at the next calculated public offering price per share, which is the net asset value (NAV) per share plus any sales charge that applies. In general, the Fund’s NAV is determined only on days when the New York Stock Exchange (NYSE) is open for regular trading. Class T shares of the Fund are available for purchase only to investors who received (and who have continuously held) Class T shares in connection with the merger of certain Galaxy Funds into various Columbia Funds (formerly named Liberty Funds).

Response 9:

The Registrant will delete the first two of the three referenced sentences in its 485(b) filing. The Registrant notes that Item 6(a) of Form N-1A requires disclosure of a Fund’s minimum initial or subsequent investment requirements, and does not limit itself to disclosure of minimum initial or subsequent investment amounts. A potential investor’s status as a person who received and continuously held Class T shares in connection with the merger of certain Galaxy Funds into various former Liberty Funds is prerequisite to such potential investor’s investment in Class T shares of a Fund. Accordingly, the disclosure included in the third referenced sentence will not be deleted in the Registrant’s 485(b) filing.

Comment 10:

In the “Principal Investment Strategies” section for the Columbia Asset Allocation Fund, identify the types of equity and debt securities invested in by the Fund.

Response 10:

This change will be made in the Registrant’s 485(b) filing.

Comment 11:

For the Asset Allocation Fund and the Dividend Income Fund, summarize the risks described in the “Principal Risks” section.

Response 11:

The Registrant believes that the risk descriptions currently set forth in the “Principal Risks” section of each Fund’s prospectus appropriately summarize the principal risks of investing in each Fund. Accordingly, the requested changes will not be made in the Registrant’s 485(b) filing.

Comment 12:

In the “Performance Information” section for the Columbia Dividend Income Fund Class A, Class B, Class C and Class R prospectus, move footnote (a) included under the bar chart to the text above the bar chart and delete the following sentences:

On October 27, 2003, the investment policies of the Fund (formerly known as Columbia Strategic Equity Fund) were modified. As a result, the Fund’s performance for periods prior to that date may not be representative of the performance it would have achieved had its current investment policies been in place.

Response 12:

In response to the comment, the indicated disclosure will be inserted as the second sentence in the section captioned “Performance Information” in the Registrant’s 485(b) filing. The Registrant notes that the indicated disclosure applies to both the year-by-year and average annual total returns. The requested deletion has been made.

Comment 13:

In the “Performance Information” section for the Columbia Dividend Income Fund Class A, Class B, Class C and Class R prospectus, delete from footnote (a) to the Average Annual Total Return table the disclosure underlined in the following:

Class A, Class B, Class C and Class R are newer classes of shares. Their performance information includes returns of Retail A Shares (for Class A shares) and Retail B Shares (for Class B and Class C shares) of the Galaxy Strategic Equity Fund, the predecessor to the Fund, for periods prior to November 25, 2002, the date on which Class A, Class B and Class C shares were initially offered by the Fund. The returns for Class R shares include returns of Class A shares prior to March 28, 2008, the date on which Class R shares were initially offered by the Fund. The returns shown reflect applicable sales charges, but have not been adjusted to reflect differences in expenses. If differences in expenses were reflected, the returns shown for periods prior to the inception of the newer classes would have been lower. On October 27, 2003, the investment policies of the Fund (formerly known as Columbia Strategic Equity Fund) were modified. As a result, the Fund’s performance for periods prior to that date may not be representative of the performance it would have achieved had its current investment policies been in place.

Response 13:

These changes will be made in the Registrant’s 485(b) filing.

Comment 14:

In the “Principal Investment Strategies” section for the Columbia Liberty Fund, identify the types of equity and debt securities invested in by the Fund.

Response 14:

This change will be made in the Registrant’s 485(b) filing.

Comment 15:

In the “Principal Risks” section for the Columbia Liberty Fund, include risk disclosure related to the Fund’s investments in small to mid-capitalization companies, as appropriate.

Response 15:

The Fund’s investment in smaller capitalization companies has been substantially less than 10% of its net assets for the last five years, and the Fund has no present intention to increase its investments in such companies; therefore, the Registrant does not believe that investment in smaller capitalization companies is a principal investment strategy of the Fund, or that the risk related to such investment is a principal risk of investing in the Fund. Accordingly, the requested change will not be made in the Registrant’s 485(b) filing.

Comment 16:

In the “Principal Investment Strategies” section for the Columbia Large Cap Growth Fund, the range for the Russell 1000 Growth Index is disclosed as between $26 million and $332.8 billion. Is the range appropriate for a large cap fund when the range’s low end is only $26 million?

Response 16: The Registrant notes that neither Rule 35d-1 nor published guidance of the staff of the Securities and Exchange Commission with respect thereto purport to define “large capitalization” by setting a particular market capitalization range or floor. The Registrant believes that the Columbia Large Cap Growth Fund (the “Large Cap Growth Fund”) therefore has considerable discretion to define the term “large capitalization,” so long as it discloses to shareholders the definition it intends to employ. The Large Cap Growth Fund’s investment adviser has determined that the market capitalization range of the Russell 1000 Growth Index, which is widely acknowledged as an index of large capitalization stocks (representing a subset of the largest 1000 securities in the Russell 3000 Index), provides a reasonable measure of “large capitalization” for purposes of the Large Cap Growth Fund’s investment strategy, and the Registrant notes that the Large Cap Growth Fund’s prospectus discloses the current market capitalization floor of the Russell 1000 Growth Index. (The Registrant also notes that, according to Russell Investment Group, the Russell 1000 Growth Index “measures the performance of the large-cap growth segment of the U.S. equity universe.” (Emphasis added.))

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel
Assistant Secretary
Columbia Funds Series Trust I